Visual Management Systems, Inc.
1000 Industrial Way North, Suite C
Toms River, New Jersey  08755

December 11, 2007

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, DC  20549

Attention:	Jill S. Davis
Jennifer O’Brien

Re:	Visual Management Systems, Inc.
Item 4.02 Form 8-K
Filed November 26, 2007
File No. 333-133936

Dear Ms. Davis and Ms. O’Brien:

 We received your comment letter dated December 4, 2007.  Please let this letter serve as Visual Management Systems, Inc.’s (“the Company”) response as per the Commission’s request regarding its comments on the Company’s Item 4.02 Form 8-K filed November 26, 2007.

Regarding comment One (1):

We note that you intend to file a Form 10-QSB/A for the quarter ended August 31, 2007.  Please tell us when you anticipate filing the restated financial statements.

The Company shall file its 10-QSB/A with the Commission on the same date as the submission of this response, December 11, 2007.

Regarding comment Two (2):

Clarify for us whether your certifying officers have reconsidered the effectiveness of your disclosure controls and procedures as of the end of the periods covered by the financial statements you intend to restate in light of the potential errors you are assessing and indicate the results of that reconsideration.  Please confirm that you will provide like disclosure in the filings you have indicated you will amend.  Additionally, tell us what impact the errors had on the evaluation of disclosure controls and procedures as of your most recent fiscal quarter ended September 30, 2007.

As described in the Form 10-QSB/A filed as of the date hereof, our certifying officers have reconsidered the effectiveness of our disclosure controls and procedures as of August 31, 2007, and in light of the need to restate our statements of operations, have concluded that our disclosure controls and procedures were not in fact effective as of such date based on our misinterpretation of inter-company sales and revenues.  As noted in the Form 10-QSB/A, we have taken steps to improve our disclosure controls and procedures, including the hiring of a controller and in-house counsel, increasing the involvement of an outside accounting firm in the preparation of our financial statements, obtaining approval from our Board of Directors to significantly upgrade our accounting software and engaging an outside firm to evaluate our internal controls over financial reporting and assist us in developing a Section 404 compliance program.  The hiring of our controller, and the expansion of the involvement of our outside accounting firm took place prior to the completion of our review of the period ended September 30, 2007, and our certifying officers believe that this expansion of our accounting and finance efforts, and the additional processes that this expansion permits, was sufficient for the certifying officers to conclude that the Company’s disclosure controls and procedures were effective when our Form 10-QSB for the quarter ended September 30, 2007 was filed.

Securities and Exchange Commission
December 11, 2007

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, please do not hesitate to contact the undersigned at (732) 281-1355.

Very truly yours,

VISUAL MANAGEMENT SYSTEMS, INC.

By:	/s/ Howard Herman
Name:	Howard Herman
Title:	Chief Financial Officer

/db
cc:           Brad Muniz
Philip D. Forlenza, Esq.